August 7, 2009

Mail Stop 3561

Robert J. Smith
Senior Vice President and Chief Financial Officer
Wabash National Corporation
1000 Sagamore Parkway South
Lafayette, IN 47905

RE: Wabash National Corporation
File No. 001-10883
Form 10-K: For the Fiscal Year Ended December 31, 2008

Dear Mr. Smith:

We have completed our review of your Forms 10-K and related filings and have
no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief